Exhibit (a)(1)

June 23, 2003	3300 Hyland Avenue	Telephone: (714) 427-6236
	Costa Mesa, California 92626	Fax: (714) 641-7215

To Our Stockholders:

On June 10, 2003, ICN Pharmaceuticals, Inc. began an unsolicited tender offer for the outstanding shares of common stock of Ribapharm that ICN does not already own, at a price of $5.60 per share in cash. Your Board of Directors has determined that the ICN tender offer is inadequate and not in the best interests of Ribapharm or its stockholders other than ICN. Accordingly, the Board of Directors recommends that you reject the ICN tender offer and not tender your shares to ICN.

In reaching the determination that the ICN tender offer is inadequate, your Board gave careful consideration to Ribapharm’s financial performance and future prospects; to the opinion of Ribapharm’s financial advisor, Morgan Stanley & Co. Incorporated, that as of June 20, 2003, and based on and subject to the assumptions and considerations in its opinion, the consideration offered to Ribapharm’s public stockholders was inadequate to such stockholders from a financial point of view; and to the other factors described in the attached Schedule 14D-9, which Ribapharm filed with the Securities and Exchange Commission today. We urge you to carefully read the attached document in its entirety so that you will be fully informed as to the Board’s recommendation.

Under the conditions of the ICN tender offer, a majority of the outstanding Ribapharm shares that ICN does not own must be tendered for the offer to be successful. Your decision not to tender can prevent the offer from being completed and it will send a strong signal to ICN that you agree with your Board’s determination that the offer is inadequate.

After determining that the ICN tender offer is inadequate and not in the interests of Ribapharm’s public stockholders, the Ribapharm Board also adopted a stockholders rights plan that is intended to help preserve for Ribapharm’s public stockholders Ribapharm’s true long-term value in the face of ICN’s unsolicited tender offer and any other offer that your Board might determine to be inadequate. Accordingly, your Board announced today that it has declared a dividend of one preferred stock purchase right for each share of Ribapharm common stock held as of the close of business on July 3, 2003. The stockholders right plan is described in greater detail in the attached Schedule 14D-9 and a summary of the plan will be mailed to all stockholders shortly after July 3, 2003.

If you have any questions or need assistance in withdrawing your shares from the ICN offer please contact Innisfree M&A Incorporated, Ribapharm’s Information Agent, at 888-750-5834 (toll-free). You may also check our website, www.ribapharm.com, for further developments.

Your Board of Directors thanks you for your continued support.

Sincerely,

Daniel J. Paracka

Chairman of the Board